Exhibit 99.1

TOYO Co., Ltd
(incorporated in the Cayman Islands with limited liability)
(NASDAQ: TOYO)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of TOYO Co., Ltd (the “Company”) will be held on December 9, 2025, at 9:00 a.m., Eastern Time, virtually online by visiting www.virtualshareholdermeeting.com/TOYO2026, for the purposes of considering the following proposals:

1.	to ratify, by ordinary resolution, the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, and to approve, by ordinary resolution, the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025.

2.	to approve, by ordinary resolution, the adjournment of the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal.

The Board of Directors has fixed the close of business on October 23, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2024 Annual Report, from the Company’s website at https://investors.toyo-solar.com/or by submitting a request to IR@toyosolar.com.

The accompanying proxy statement forms part of this notice of annual general meeting of shareholders.

By Order of the Board of Directors,

/s/ Junsei Ryu
Junsei Ryu
Chairman of the Board of Directors

November 3, 2025

TOYO Co., Ltd
ANNUAL GENERAL MEETING OF SHAREHOLDERS
DECEMBER 9, 2025

9:00 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board”) of TOYO Co., Ltd (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on will be held on December 9, 2025, at 9:00 a.m., Eastern Time, virtually online by visiting www.virtualshareholdermeeting.com/TOYO2026 and any adjournment thereof.

Only holders of the ordinary shares of the Company (the “Ordinary Shares”) of record at the close of business on October 23, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued voting shares in the Company throughout the Meeting shall form a quorum. When counting the quorum, each issued and outstanding ordinary share in the Company (a “Ordinary Share”) has one vote.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.	to ratify, by ordinary resolution, the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, and to approve, by ordinary resolution, the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025.

2.	to approve, by ordinary resolution, the adjournment of the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1 and NO. 2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card (or appoint your proxy via the Internet) in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company filed its annual report on Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission on May 12, 2025 (the “2024 Annual Report”). The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2024 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financials” section of the Company’s website at https://investors.toyo-solar.com/. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at IR@toyosolar.com.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

Companies are required to hold an annual shareholders’ meeting by the Nasdaq Listing Rule 5620(a). Nasdaq Listing Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country pursuant to the provisions of Nasdaq Listing Rule 5615(a)(3). We have chosen to follow home country practice in place of the requirements of annual shareholders’’ meeting in lieu of Nasdaq Listing Rule 5620(a). As a Cayman Islands exempted company, we are not obliged by law or our amended and restated memorandum and articles of association to call shareholders’ annual general meetings. After this Meeting, we will hold annual general meetings or extraordinary general meetings of shareholders of the Company as needed or necessary. See “Item 16G. Corporate Governance” of the 2024 Annual Report for more information.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or appointing your proxy via the Internet or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please read, complete, sign, date, and return the attached proxy card (or appoint your proxy via the Internet) in accordance with the instructions set out therein to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a Shareholder of Record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each Ordinary Share that you own in your name entitles you to one vote on the applicable proposals.

(1) You may submit your proxy by mail or via the Internet. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. You may also appoint a proxy via the Internet by following the instructions on your proxy card. If we receive your proxy card at least 24 hours prior to the Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR the ratification of the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, and the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025.

●	FOR approving the adjournment of the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal.

●	according to the best judgment of your proxy if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting. We will pass out written ballots to any Shareholder of Record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting. You may also appoint a proxy via the Internet by following the instructions on your proxy card.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it in accordance with the instructions set out therein so as to be received at least 24 hours before this Meeting; or

●	attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card or appoint a proxy via the Internet, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to ratify the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, and to approve the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025?

The proposal to ratify the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, and to approve the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025 requires an ordinary resolution. An ordinary resolution is a resolution passed by a simple majority of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

How many votes are required to approve the adjournment of the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal?

The proposal to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal, requires an ordinary resolution. An ordinary resolution is a resolution passed by a simple majority of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact us via email IR@toyosolar.com or by sending a letter to the offices of the Company at Tennoz First Tower 16F, 2-2-4 Higashi-shinagawa, Shinagawa-ku Tokyo, Japan 140-0002 with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1
RATIFICATION AND APPROVAL OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Marcum Asia CPAs LLP to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024 and 2025.

We are asking our shareholders to ratify the selection of Marcum Asia CPAs LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024, and approve the appointment of Marcum Asia CPAs LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025. In the event our shareholders fail to ratify or approve the appointment, the Audit Committee may reconsider this appointment.

We have been advised by Marcum Asia CPAs LLP that neither the firm nor any of its associates had any relationship during the last fiscal year with our company other than the usual relationship that exists between independent registered public accountant firms and their clients. Representatives of Marcum Asia CPAs LLP are not expected to attend the Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of Marcum Asia CPAs LLP will not make a statement at the Meeting.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by Marcum Asia CPAs LLP for the years ended December 31, 2024 and 2023, respectively:

	December 31, 2024(1)	December 31, 2023
	USD	USD
Audit Fees	$304,695	$529,877
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$304,695	$529,877

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Policies and Procedures Relating to Approval of Services by Our Independent Registered Public Accountants

The Audit Committee is solely responsible for the approval in advance of all audit and permitted non-audit services to be provided by our independent registered public accounting firms (including the fees and other terms thereof), subject to the de minimus exceptions for non-audit services provided by Section 10A(i)(1)(B) of the Exchange Act, which services are subsequently approved by the Audit Committee prior to the completion of the audit. None of the fees listed above are for services rendered pursuant to such de minimus exceptions.

The Audit Committee of our Board of Directors has established its pre-approval policies and procedures, pursuant to which the Audit Committee approved the foregoing audit, tax and non-audit services provided by Marcum Asia CPAs LLP in 2024. Consistent with the Audit Committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the Audit Committee. The full Audit Committee approves proposed services and fee estimates for these services. One or more independent directors serving on the Audit Committee may be delegated by the full Audit Committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full Audit Committee at its next scheduled meeting. Pursuant to these procedures, the Audit Committee approved the foregoing audit services provided by Marcum Asia CPAs LLP.

Vote Required and Board Recommendation

If a quorum is present, a resolution passed by a simple majority of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting will be required to approve the above ratification and appointment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1, THE
RATIFICATION AND APPROVAL OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM.

PROPOSAL NO. 2
THE ADJOURNMENT PROPOSAL

This proposal, if approved, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes for, or otherwise in connection with, the approval of the other proposal at the time of the Meeting.

Vote Required and Board Recommendation

If a quorum is present, a resolution passed by a simple majority of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting will be required to approve the Adjournment Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 2,
THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

November 3, 2025	/s/ Junsei Ryu
Junsei Ryu
Chairman of the Board of Directors

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V81121 - Z91534 1 . To ratify, by ordinary resolution, the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31 , 2024 , and to approve, by ordinary resolution, the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31 , 2025 . 2 . To approve, by ordinary resolution, the adjournment of the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal . Please sign exactly as your name(s) appear(s) hereon . When signing as attorney, executor, administrator, or other fiduciary, please give full title as such . Joint owners should each sign personally . All holders must sign . If a corporation or partnership, please sign in full corporate or partnership name by authorized officer . NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Against Abstain O O O O O O TOYO CO., LTD. The Board of Directors recommends you vote FOR the following proposals: BROADRIDGE CORPORATE ISSUER SOLUTIONS P.O. BOX 1342 BRENTWOOD, NY 11717 VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time on December 8 , 2025 . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . During The Meeting - Go to www.virtualshareholdermeeting.com/TOYO2026 You may attend the meeting via the Internet and vote during the meeting . Have the information that is printed in the box marked by the arrow available and follow the instructions . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time on December 8 , 2025 . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SCAN TO VIEW MATERIALS & VOTE ڀ

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V81122 - Z91534 TOYO CO., LTD Annual General Meeting of Shareholders December 9, 2025, 9:00 AM, Eastern Time This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) (Name) of (Address) or, if no person is otherwise specified, Mr . Junsei Ryu, as proxies, with the power to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of TOYO CO . , LTD that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 9 : 00 AM, Eastern Time on December 9 , 2025 , virtually online by visiting www . virtualshareholdermeeting . com/TOYO 2026 , and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side